UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 thereunder

Commission file number: 000-52983

(Name of small business issuer as specified in its charter)

VGTEL, INC.

New York	4814	01-0671426
State or Other Jurisdiction of Incorporation of Organization	Primary Standard Industrial Code	(I.R.S. Employer Identification No.)

 ____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

2 Ingrid Road
Setauket, NY 11733-2218
Tel: 631-458-1120

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about  January 21, 2011  to shareholders of record at the close of business on January 20,  2010  (the “ Record Date ”) of the common shares, par value $0.0001 per share     (“ Common Shares ”) of VGTel,  Inc., a New York corporation  in  connection with the change of control and composition of the board of directors of the Company (the “ Board of Directors”) as contemplated by a Stock Purchase Agreement dated December 30, 2010  (the “ Stock Purchase Agreement”) , by and among Ron Kallus, Niva Kallus, Israel Hason and eleven individual shareholders  (the “Sellers”) and  Joseph R. Indovina (“the Buyer”) and together with the Company, the (“Buyer”) and the (“Sellers) (hereinafter referred to as ( the “Parties”).   Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to VGTel, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Stock Purchase  Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 10-1  to a current report on Form 8-K that was filed on January 11, 2011.

On the Record Date, 10,533,900 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On October 5, 2010 we entered into the Stock Purchase Agreement, pursuant to which Joseph R. Indovina acquired 5,618,900 Common Shares of VGTel, Inc., representing approximately 53% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Stock Purchase Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date January 11,  2011  Ron Kallus, Niva Kallus, and Israel Hason,  submitted their resignation from our Board of Directors and appointed Joseph R. Indovina  to our Board of Directors.  Ron Kallus, Niva Kallus and Israel Hason’s  resignation as Directors and the appointment of Joseph R. Indovina  as Director will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “ Effective Date ”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the outstanding shares of our common stock immediately prior to the execution of the Stock Purchase Agreement by (I) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

TITLE OR CLASS OF SECURITIES	NAME OF BENEFICIAL OWNER		AMOUNT OF BENEFICIAL OWNERSIP			PERCENT OF CLASS
Common	Ron Kallus	(1) (4)		750,000		15.625% %
Common	Niva Kallus	(1) (2)	(4)	420,000		8.75%
Common	Yoav Kallus	(1) (2)		420,000		8.75%
Common	Nathan Kallus	(1) (2)		420,000		8.75%
Common	Israel Hason	(1) (4)		750,000		15.625%
Common	Hyman & Ethel Schwartz	(3)		542,510		11.30%
Common	Ethel Schwartz	(3)		674,000	(3)	10%
Common	The Hyett Group, Ltd.	(3)		960,000	(4)	15%
Common	National Theological Center			251,878		5.2%
Common	Yeshiva Tov Vechesed			251,878		5.2%
Common	Brain & Power Ltd.			400,000		8.33%
Directors & Officers as a Group				2,760,000		57.5%

(1)	The percentages listed in the percent of class column are based upon 6,433,900 issued and outstanding Shares of Common Stock.

 (2)       Niva Kallus is the daughter of Ron Kallus, Yoav and Nathan are sons of Ron Kallus.

(3)  Hyman & Ethel Schwartz owned 542,510 shares since 2002.  On May 27, 2008 the Company sold 960,000 series A Units to The Hyett Group Ltd, for a total value of $24,000.  Each unit consisted of one share of common stock and 1 series A Warrant, 1 Series B Warrant, 1 Series C Warrant and one Series D Warrant.  Each of the warrants was exercisable at .25 per share.    Hyman is the president and principal officer of The Hyett Group, Ltd.  On May 27, 2008 the company issued 674,000 shares to Ethel Schwartz for accounting and edgarizing services rendered.

(4)  Officers and Directors

Israel Hason is the Chief Marketing Officer. He is also a managing partner and principal of Platin Ltd. Israel.    Platin Ltd. is a telemarketing company that is currently the only customer of VGTel Inc.

Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of Common Stock that an individual or entity has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or entity, but are not deemed to be outstanding for the purposes of computing the percentage ownership of another person or entity shown in the table.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Stock Purchase Agreement, our Board of Directors consisted of three Directors,  Ron Kallus, Israel Hason and Niva Kallus.  The Directors  were elected to serve until their successors are duly elected and qualified.   Ron Kallus, Israel Hason and Niva Kallus have each submitted letters of resignation and Mr. Joseph R. Indovina  has been appointed to our Board of Directors. The resignations of Ron Kallus, Israel Hason and Niva Kallus and the  appointment of Joseph R. Indovina will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming director, as well as certain information about them, are set forth below:

Officer		Age	Positions
Joseph Indovina	(1)		Chairman, CEO,
Ron Kallus	(2)	61	Chairman, CEO
Israel Hason	(2)	44	Director, Chief Marketing Officer,
Niva Kallus	(2)	26	Director, Secretary

(1)	Will become a director on the Effective Date.

(2)	Former officers and current Directors until Effective Date.

Directors are elected until their successors are duly elected and qualified.

Joseph R. Indovina, Age Chairman, CEO, Treasurer

Mr. Joseph R. Indovina earned an Associate’s Degree in Business Administration at Chicago City College.  Concurrent to his position as the Registrant’s CEO,  since 2004 Mr. Indovina has been employed by Westbrook Financial Services as Sales Manager.  Mr. Indovina has twenty six years of experience building high-performance sales team.  He possesses a strong command of employee benefits, insurance programs and legislative compliance.  Mr. Indovina has not served as director of any company in the past five years.

Ron Kallus, Age 60 Chairman, CEO, Treasurer

Mr. Kallus was appointed as Chairman, CEO and Treasurer on January 18, 2006. Mr. Kallus is also president of NYN International LLC, since August 2004 and he is Chief Operations Officer for Digital Power Technologies, Inc., a private R&D company in Texas since July 2005. From  June 2003 until July 2004, he was employed by NovoLink Communications, in Texas where he held the position of VP-Business development. From August 2002 to May 2003 Mr. Kallus was a self employed consultant in Berkeley CA. From January 2001 until July 2002 Mr. Kallus was employed by IPI Ltd. in Haifa, Israel where he held the position of General Manager In the prior period, Mr. Kallus worked at Intermetrics of Cambridge, Massachusetts for 10 years, where he acted as the head scientist in the field of industrial systems and was responsible for the development and sale of computerized management systems (PMS). He later established Eurometrics, in which he developed the first Personal Computer -based PMS system. Mr. Kallus sold the company and established IPI, a technological consultation and Research Company.
Educational Background:  Israel Institute of Technology, Haifa, Israel B.Sc. Electrical Engineering, 1975  Massachusetts Institute of Technology, Cambridge, Mass., USA

Israel Hason Age 44 Chief Marketing Officer, Director

On January 18, 2006, Israel Hason was appointed Chief Marketing officer and Director. Mr. Hason has been General Manager and principal shareholder of Platin Ltd Israel since 1989 where he is responsible for overseeing three daughter companies Platin - Investment - owner of the Messer-Phone, and other registered trademarks. Platin - Marketing and Advertisement (1989) Ltd., operating a commercial advertisement office, and Style - Manages & Operates several customers clubs for major credit cards companies like AMX and MasterCard  each has around 500,000 members. Mr. Hason brings expertise in business and marketing, with a strong emphasis on the Israeli markets for the VGTel products.  Mr. Hason is a related party. Mr. Hason's Educational Background: Technicum, Givataim, Israel B.Sc. Architecture 1983

 Niva Kallus, Age 25  Corporate Secretary , Director.

On January 18, 2006 Niva Kallus was appointed as Corporate Secretary, and Director. Niva is the daughter of Ron Kallus. Niva has just completed her Pre-med Undergraduate studies (Psychology Major) at the University of Massachusetts, From Sep. 2002 to July 2003 Niva studied, to become a registered EMS at Oakland CA. From (August) 2001 to (August) 2002, Niva established a new Scout organization in Kiryat-Gat, Israel From (Sep.) 1996 - -(June) 2001 She attended Zevulun-Carmel High School, Kibbutz Yagur, Israel (Graduation June 2001.)  Educational Background: University of Massachusetts, Lowell, MA. 2008

Family Relationships

There are no family relationships among our directors or officers, other than Niva Kallus is the daughter of Ron Kallus.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions with Related Persons

Niva Kallus is the corporate secretary and the daughter of Ron Kallus, the CEO of the Company and Yoav and Nathan Kallus are the sons of Ron Kallus.

Israel Hason is the Chief Marketing Officer of VGTel, Inc. and a Director. Mr. Hason is also the managing partner and principal shareholder of Platin Ltd. Israel. Platin Ltd. is a telemarketing company that was the only customer of VGTel, Inc.

Ron Kallus has advanced a loan to the company for an aggregate of $31,323.

Yoav Kallus, the son of Ron Kallus provided Research & Development services for the Company aggregating $6,250 which expense is part of accrued expenses.

On May 28, 2008 the Registrant issued 674,000 shares for services rendered valued at $16,850 to Ethel Schwartz for edgarizing and accounting services  in lieu of cash.  The shares issued are restricted shares and are subject to Rule 144.  On May 28, 2008   the Registrant sold in a private placement transaction an aggregate $24,000 of Series A Units of its securities, at a price of $.025 per unit.  The shares were sold to Hyett Group Ltd.  Ethel is a VP of Hyett Group Ltd.

The Hyett Group, Ltd. made short term loans to the Company interest free for an aggregate of $16,000.

On the closing of the Stock Purchase Agreement  the GMG intellectual properties, products, assets,  the VGTel name, and business  will be spun out from VGTel, Inc. to Ron Kallus and Israel Hason  in exchange of the following:

1.	Forfeiting to the buyer 1,246,000 common shares of VGTel, Inc. owned by Ron Kallus and Israel Hason which shares are part of the 5,618,900 of the “Acquired Shares”.
2.	Transferring all accounts receivable and accounts payable to NYN International
3.	Forgiveness of Officer’s Loan to the Company amounting to $31,323 to the Company.
4.	Forgiveness of $6,250 in accrued expenses owed to Yoav Kallus for development.
5.	Forgiveness of $6,480 accrued expenses owed to NYN International, a company owned by Ron Kallus.

Except as provided herein, the Company has not entered into any transactions with a related party. Management does not know of any other transaction it will be entering into with related parties.  There is no relationship between the resigning officers and directors and Mr. Joseph R. Indovina.

The Company has had no transactions with any promoter or promoters since its inception. Nothing of value, including money, property, contracts, options or rights of any kind has been received or will be received by a promoter, director or indirectly from the Company which is not disclosed.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, and the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

·	the risks, costs and benefits to us;

·	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

·	the terms of the transaction;

·	the availability of other sources for comparable services or products; and

·	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse him or herself from deliberations and approval of the transaction in which the interested director is involved.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year s ended March 31, 2010, and 2009 our Board of Directors did not meet. We did not hold an annual meeting in 2010 and 2009.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Item 11:  Executive Compensation:

ANNUAL COMPENSATION						LONG TERM COMPENSATION
NAME	TITLE	YEAR	SALARY	BONUS	OTHER ANNUAL COMPENSATION	RESTRICTED OPTION STOCKS/ PAYOUTS AWARDED	SARS ($)	LTIP COMPENSATION	ALL OTHER COMPENSATION
Ron Kallus (1)	President CEO and Chairman Director	2010	$56,000 (4)	0	0	0 (1)	0	0	0
Israel Hason (2)	VP Director	2010	0	0	0	0	0	0	0
Niva Kallus (3)	Secretary Director	2010	0	0	0	0	0	0	0
Ron Kallus (1)	President CEO Chairman Director	2009	$56,000 (4)	0	0	0	0	0	0
Israel Hason (2)	VP Director	2009	0	0	0	0	0	0	0
Niva Kallus (3)	Secretary Director	2009	0	0	0	0	0	0	0

4)  The sums of $56,000 and $56,000 respectively were officer’s compensation and rent expenses incurred,  but not paid out.  These sums were credited to Additional Paid in Capital.

The company did not pay compensation to Joseph Indovina during the annual periods ending March 31, 2010 and 2009.

Employment Agreements

The Company has not entered into any employment agreements with our executive officers or other employees to date.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal years ended March 31, 2010 and 2009.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at March 31, 2010 and 2009. No equity awards were made during the fiscal years ended March 31, 2010 and 2009.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal years ended March 31, 2010 and 2009.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal years ended March 31, 2010 and 2009.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal years ended March 31, 2010 and 2009.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended March 31, 2010 and 2009.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2010 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, VGTel, Inc.  has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  January 19, 2011

VGTel, Inc.

/s/ Joseph Indovina
Joseph Indovina
Chief Executive Officer